

June 30, 2009

Mr. John J. Lipinski
Chief Executive Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

      Re: CVR Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2008
           Filed March 13, 2009
           Schedule 14A Filed March 27, 2009
           File No. 001-33492

Dear Mr. Lipinski:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Business, page 1

1.   Because of the complicated nature of your ownership structure and the relationships between various entities in your ownership structure, please revise to include an organizational chart or other diagram showing the ownership structure and mapping out control relationships among the entities. We note that you included an organizational chart in your Form S-1/A filed August 25, 2008.

Stock Performance Graph, page 32

2.   Please consider modifying the graph to specify the exact dollar values as of the dates that are plotted on the graph.

Equity Compensation Plans, page 32

3.   Please revise the table so that it is in exactly the format specified by Item 201(d) of Regulation S-K – i.e. indicate whether the compensation plan was previously approved by security holders.

Financial Statements and Supplementary Data, page 82

Schedule II – Valuation and Qualifying Accounts

4.   It appears you have recorded an allowance for doubtful accounts during the periods for which an audited income statement was filed. As such, please expand your disclosure to include Schedule II for this and any other valuation and qualifying accounts, or tell us why you believe such schedule is not required. Refer to Rule 5-04 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies – Cost Classifications, page 95

5.   Please tell us the nature of your direct operating expenses and your accounting basis for not allocating these costs to your work-in-process and finished products inventory. Please also tell us whether any depreciation and amortization expense is allocated to your work-in-process and finished products inventory and how the allocated and unallocated portions are determined. Please refer to Chapter 4, Statement 3 of ARB 43.

Controls and Procedures – Changes in Internal Control Over Financial Reporting, page 133

6.   We note you disclose there has been no change in your internal control over financial reporting, "except" as noted. Please modify your disclosure to remove the qualifying language (i.e. "except") to state that there have been changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting. Please also expand your disclosure to describe the nature and extent of those changes in order to enable the reader to understand how those changes have affected, or are reasonably likely to affect, your internal control over financial

reporting. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Exhibits 31.1 and 31.2

7.   We note that you that you have changed the last word of paragraph 4(b) from "principles" to "principals"; please conform the language to the requirements of Item 601(b)(31) by revising to "principles."

Schedule 14A Filed March 27, 2009

Compensation Discussion and Analysis, page 23

8.   We note that you mention the use of a compensation consultant. Please identify the compensation consultant and provide all of the disclosure required by Item 407(e)(3) of Regulation S-K.

9.   We note your disclosure concerning the comparison of your executive compensation to the executive compensation of a "peer group" of companies that you describe as "other publicly and privately held companies in our industry." Please specify the companies that you include in your executive compensation comparator company list(s) or peer group(s).

Annual Bonus, page 25

10.   You state on page 26 that "[a]ctual bonuses are determined in the discretion of the compensation committee, based upon such individual and/or Company performance criteria established by the compensation committee for the relevant fiscal year." Please clarify whether the compensation committee is able to exert upward discretion, downward discretion or both.

11.   We note your statement on page 26 with regard to the annual bonus that "[t]he performance determination takes into account overall operational performance, financial performance, factors affecting shareholder value including growth initiatives and the individual's personal performance. The determination of whether the target bonus amount should be paid is not based on specific metrics, but rather a general assessment of how the business performed as compared to the business plan developed for the year. … the compensation committee makes an assessment of the executive officer's performance separate from the actual financial performance of the Company." Please clarify whether there is an objective, minimum performance goal that must be satisfied in order for a bonus to be paid, and if so, what that performance goal is.

12.   Please disclose any of the quantitative or qualitative performance criteria which
        are material to the compensation committee's determinations with regard to the
        annual bonus. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of
        Regulation S-K. To the extent that you believe that disclosure of the performance
        criteria would result in competitive harm such that they could be excluded
        properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on
        a supplemental basis a detailed explanation supporting your conclusion. Please
        also note that to the extent disclosure of the performance criteria would cause
        competitive harm, you are required to discuss how difficult it was or will be to
        achieve the criteria. Please see Instruction 4 to Item 402(b) of Regulation S-K.
        Also see Compliance and Disclosure Interpretation Question 118.04.[1]

13.   Please explain why the compensation committee decided to pay the annual bonus
        amounts that were paid with regard to the year 2008.

Other Forms of Compensation, page 28

14.   We note your statement that "[a]s a general matter, we do not provide a
        significant number of perquisites to the named executive officers." Please expand
        your disclosure to identify what perquisites are provided and why.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

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[1] Available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder, Assistant Chief Accountant at (202) 551-3701, or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director